                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                           Fleetwood Enterprises, Inc.
                           ---------------------------
                                (Name of Issuer)

                           Common Stock, $1 Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    339099103
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 2007
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                      --------------------
CUSIP No. 339099103                   13D                      Page 2 of 6 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SLS MANAGEMENT, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,569,136
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,019,454
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              4,569,136
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,019,454
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    7,588,590
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 339099103                   13D                      Page 3 of 6 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOTT SWID
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,569,136
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,019,454
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              4,569,136
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,019,454
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    7,588,590
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 339099103                   13D                      Page 4 of 6 Pages
----------------------                                      --------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

      Item 3 is hereby amended and restated to read as follows:

            The funds for the purchase of the Shares  beneficially  owned by the
Reporting Persons came from the working capital of the private  investment funds and separate managed accounts managed by SLS Management, LLC ("SLS").

            The total  cost for the Shares  that the  Reporting  Persons  may be deemed to beneficially own is approximately $70,967,638.

            No borrowed  funds were used to purchase the Shares,  other than any borrowed funds used for working capital  purposes  (including  certain  leverage arrangements) in the ordinary course of business.

      Item 4 is hereby amended to add the following:

            On August 27, 2007, SLS delivered a letter to the Board of Directors of the Issuer  expressing its belief that the Issuer's  Shares have  significant intrinsic  value and that  steps can be taken to hasten  the  unlocking  of that value for  stockholders.  In the  letter,  SLS  takes  issue  with the  Issuer's attempts to address its current cost  structure  and the Issuer's  restructuring efforts  concerning its RV group. The letter recommends that the Issuer consider exploring  consolidation  alternatives  including a strategic  combination  with
Champion Enterprises,  Inc. The letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

      Items 5(a) and (b) are hereby amended and restated to read as follows:

            (a-b)  The  aggregate  percentage  of Shares  reported  owned by the
Reporting  Persons is based upon  64,240,987  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Proxy  Statement on Schedule 14A, as filed with the Securities and Exchange  Commission on August
8, 2007.

            As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 7,588,590 Shares,  constituting  approximately 11.8% of the
Shares outstanding.

            As of the date hereof,  the Reporting Persons have the sole power to vote or direct the vote of  4,569,136  Shares  and the  shared  power to vote or direct the vote of 3,019,454 Shares.

            As of the date hereof,  the Reporting Persons have the sole power to dispose or direct the  disposition  of 4,569,136  Shares and the shared power to dispose or direct the disposition of 3,019,454 Shares.

      Item 7 is hereby amended to add the following exhibit:

            99.1. Letter from SLS to the Board of Directors of the Issuer, dated
                  August 27, 2007.

----------------------                                      --------------------
CUSIP No. 339099103                   13D                      Page 5 of 6 Pages
----------------------                                      --------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2007              SLS Management, LLC

                                    By: /s/ Steven Rohlfing
                                        ----------------------------------------
                                        Steven Rohlfing
                                        Chief Financial Officer

                                    /s/ Scott Swid
                                    --------------------------------------------
                                    SCOTT SWID

----------------------                                      --------------------
CUSIP No. 339099103                   13D                      Page 6 of 6 Pages
----------------------                                      --------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                           Exhibit Number
-------                                                           --------------

Letter from SLS to the Board of Directors of the Issuer,          99.1
dated August 27, 2007.